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                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                                _____________

                                  FORM 8-A/A

              FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR (g) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                        ANHEUSER-BUSCH COMPANIES, INC.
            -------------------------------------------------------
            (Exact name of registrant as specified in its charter)


                Delaware                                    43-1162835
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(State of incorporation or organization)               (IRS Employer
                                                       Identification No.)


  One Busch Place, St. Louis, Missouri                    63118
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(Address of principal executive offices)               (Zip Code)

If this form relates to the registration      If this form relates to the
of a class of debt securities and is          registration of a class of
effective upon filing pursuant to General     debt securities pursuant to
Instruction A(c) please check the             Section 12(g) of the Exchange
following box.  / /                           Act and is effective pursuant
                                              in General Instruction A(d)
                                              please check the following
                                              box.  / /

Securities Act registration statement file number to which this form relates:
  None
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Securities to be registered pursuant to Section 12(b) of the Act:

         Title of Each Class                  Name of Each Exchange on Which
         to be so Registered                  Each Class is to be Registered
         -------------------                  ------------------------------

Preferred Stock Purchase Rights                   New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:


                                            None
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                               (Title of Class)

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Item 1.   Description of Securities to be Registered.
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          On October 26, 1994, the Board of Directors of Anheuser-Busch
Companies, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, par value $1.00 per share (the "Common Stock"), of the Company. The distribution was made to stockholders of record on the close of business on December 27, 1995 (the "Record Date") promptly following the Record Date. Except as set forth below, each Right entitles the registered holder to purchase from the Company one-hundredth of a share of Series B Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a price of $195 per one-hundredth of a share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").
          Until the earlier to occur of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii)ten business days following the commencement of a tender offer or exchange offer if, upon consummation thereof, such person or group would be the beneficial owner of 30% or more of such outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the

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Record Date, by such Common Stock certificates.  Until the Distribution Date, the Rights will be transferred with and only with the Common Stock certificates. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, such separate Right Certificates alone will evidence the Rights.
          The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on October 31, 2004 (the "Final Expiration Date"), unless earlier redeemed by the Company as described below.
          The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at a price less than the current market price

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of the Preferred Stock or (iii) upon the distribution to holders of the
Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).
          In the event that the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, or an Acquiring Person becomes the beneficial owner of more than 30% of the then outstanding shares of Common Stock, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, a number of shares of Common Stock which at the time of such transaction would have a market value of two times such Purchase Price except that, notwithstanding the foregoing, no Right may be exercised for Common Stock of the Company until the rights have become non-redeemable, as described below. In the event that, any time following the Distribution Date, the Company is acquired in a merger or other business combination transaction or 50% or more of its assets or earning power is sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, a number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times such Purchase Price. Any of the events described in this paragraph is defined as a "Triggering Event." Following the occurrence of any of the above-mentioned Triggering Events, any Rights that are or were beneficially owned by the Acquiring Person will be null and void.

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          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company is not required to issue fractional shares of Preferred Stock (except fractions that are integral multiples of one-hundredth of a share of Preferred Stock), and in lieu thereof the Company may make an adjustment in cash based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.
          At any time until the earlier of (i) the tenth business day following the Stock Acquisition Date or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the right to exercise Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
          The terms of the Rights may be amended in certain respects by the Board of Directors of the Company.
          Each outstanding share of Common Stock on the close of business on December 27, 1995 received one Right, and the Company issued one Right for each share of Common Stock issued after the Record Date so that all such shares had attached Rights. The Company has previously split the Common Stock on a two-for-

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one basis and on September 18, 2000 the Common Stock will be again split on a two-for-one basis. Under the terms of the Rights Agreement, each stock split causes a proportionate adjustment to the allocation of the Rights. As a consequence of the two stock splits, each outstanding share of Common Stock, and each share of Common Stock issued prior to the Distribution Date, will have one-quarter of a Right attached to it. A stock split causes no other changes in the Rights. 4,000,000 shares of Preferred Stock have been reserved for issuance upon exercise of the Rights.
          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the close of business on the earlier of (i) the tenth business day following the Stock Acquisition Date or (ii) the Final Expiration Date, redeem all but not less than all the then outstanding Rights at the Redemption Price.
          The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit A the form of Right Certificate, is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit.

Item 2.        Exhibits.
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          (1)        Rights Agreement, dated as of October 26, 1994 between
               Anheuser-Busch Companies, Inc. and Boatmen's Trust Company which includes as Exhibit A the Form of Right Certificate (incorporated by reference to Exhibit 4.1 to Form 10-K of

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               Anheuser-Busch Companies, Inc. for the fiscal year ended
               December 31, 1999).


          (2)  Letter Agreement dated March 19, 1998 between Boatmen's
               Trust Company, ChaseMellon Shareholder Services, L.L.C. and Anheuser-Busch Companies, Inc. (incorporated by reference to
               Exhibit 4.2 of the Form 10-K of Anheuser-Busch Companies Inc. for the fiscal year ended December 31, 1998).


                                  SIGNATURE

    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                             ANHEUSER-BUSCH COMPANIES, INC.


                                                  /s/ JoBeth G. Brown
                                            ----------------------------------
                                                      JoBeth Brown
                                              Vice President and Secretary
Date:  September 12, 2000

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